Exhibit 99.1

AYR Cannabis Dispensary Updates Retail Footprint

New locations in Miami, FL and Niles, OH expands dispensary network

AYR Cannabis Dispensary Miami-Midtown marks the first-ever medical cannabis dispensary within Miami’s city limits

Closes AYR Key West with a focus on driving efficiencies across core retail footprint

MIAMI, February 12, 2025 - AYR Cannabis Dispensary, a cannabis retail chain owned by AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today announced an update to its dispensary footprint, including the opening of AYR Cannabis Dispensary Niles in Ohio, the opening of AYR Cannabis Dispensary Miami-Midtown in Florida, and the closure of its location in Key West, Florida.

“We are thrilled to start the year with the opening of our newest dispensaries in two key markets – Florida and Ohio,” said George DeNardo, President of AYR. “Our retail expansion continues in Ohio with the Niles location, the fourth AYR store in the state, and we have plans to open an additional four dispensaries throughout the year. The Miami-Midtown location proudly marks our 67th dispensary in Florida and is an industry-first dispensary within the Miami city limits. We also made the strategic decision to close our Key West, Florida dispensary, which was difficult to manage from a supply chain standpoint, as part of an effort to drive efficiency improvements across our core retail footprint.”

DeNardo continued, “We are proud to deepen our commitment to customers and patients in Florida and Ohio and look forward to and extending our exceptional customer service and high-quality products and brands to an even broader patient and customer base.”

AYR Cannabis Dispensary Miami-Midtown is the first medical cannabis dispensary licensed by the Florida Department of Health Office of Medical Marijuana Use to open within Miami’s city limits. Located at 3160 N. Miami Ave, Miami, Florida 33127, just minutes away from the historic Miami Design District and Wynwood Walls Street Art Museum, AYR's newest Florida dispensary is the product of nearly five years of planning and development. The location features seven point-of-sale stations and convenient street and garage parking for a quick and seamless shopping experience.

AYR Cannabis Dispensary Niles is located at 1212 Youngstown Warren Rd, Niles, OH, 44446. The dispensary is conveniently situated along U.S. Route 422 in Northeastern Ohio for customers in the greater Youngstown–Warren metropolitan area and beyond. The new location is equipped with ample parking space, a dedicated check-out line for medical patients, and a diverse product selection, which includes house brands such as kynd, Later Days, and HZ.

Grand opening celebrations for AYR Cannabis Dispensary Miami-Midtown and AYR Cannabis Dispensary Niles will be announced in the coming weeks.

To learn more about AYR Wellness or to locate your nearest dispensary, please visit www.ayrwellness.com.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, AYR’s future growth plans (including the planned opening of additional dispensaries) and the ability of AYR to drive efficiencies or improvements across its retail footprint. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and AYR may not be able to raise needed additional debt or equity capital. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Public Engagement

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397

Email: ir@ayrwellness.com